Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MINISO Group Holding Limited

名創優品集團控股有限公司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

CHANGE OF DATE OF ANNUAL GENERAL MEETING

Reference is made to (i) the circular (the “Circular”) of MINISO Group Holding Limited (the “Company”) dated October 19, 2022, (ii) the notice (the “Notice”) of annual general meeting (the “AGM”) of the Company dated October 19, 2022, and (iii) the proxy form (the “Proxy Form”) of the Company in relation to the AGM to be held on Wednesday, December 7, 2022. Unless otherwise indicated, capitalised terms used herein shall have the same meaning as those defined in the Circular and the Notice.

The Board announces that the AGM which was initially scheduled to be held on Wednesday, December 7, 2022 at 9:00 a.m. as set out in the Notice will be postponed and rescheduled due to the impact of COVID-19 pandemic to Wednesday, December 28, 2022 at 9:00 a.m. (the “Adjourned AGM”).

The original Share Record Date and ADS Record Date will remain unchanged.

The Proxy Form for the AGM has been despatched to the Shareholders on October 19, 2022 together with the Circular and the Notice, and they will still be valid for the purpose of the Adjourned AGM. Shareholders who have yet to return the Proxy Form are required to complete and return the Proxy Form in accordance with the instructions printed thereon to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, no later than 48 hours before the time appointed for the holding of the Adjourned AGM. For the avoidance of doubt, any Proxy Form duly completed and returned in accordance with the instructions printed thereon remains valid for the Adjourned AGM and the relevant Shareholders are not required to return another Proxy Form. If any Shareholder chooses to re-submit the Proxy Form, the last Proxy Form received will revoke and supersede the Proxy Form previously submitted by such Shareholder. Shareholders who intend to attend the Adjourned AGM in person are advised to notify the Company in advance by sending email to: ir@miniso.com and in any event no later than 48 hours before the time appointed for the holding of the Adjourned AGM.

Save as revised in this announcement, the venue, attendance eligibility, the resolutions to be considered at and other relevant matters of the AGM currently remain unchanged. For details, please refer to the Notice.

By order of the Board
MINISO Group Holding Limited
Mr. YE Guofu
Executive Director and Chairman

Hong Kong, November 29, 2022

As of the date of this announcement, the Board comprises Mr. YE Guofu, Mr. LI Minxin, Mr. ZHANG Saiyin as executive Directors, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive Directors.

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